9440 Santa Monica Blvd. Suite 620
Beverly Hills, CA 90210
310 275-9933

 February 1, 2011

Via Federal Express
Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	POW! Entertainment, Inc.
Registration Statement on Form 10
Filed December 10, 2010
File No. 000-52414

Dear Mr. Webb:

We are responding to your letter dated January 6, 2011 (the “Comment Letter”) regarding the above-referenced filing.  Concurrently with this response we are electronically transmitting an Amendment to our Form 10 (the “Amendment”).  The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. Four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the previously filed Form 10 are enclosed for your convenience.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. The page numbers in the responses refer to pages in the marked copy of the Amendment.

General

1.	We acknowledge that we need to timely file a response to the Comment Letter and accordingly have done so.

2.	We have removed the terms “icon” on page 7 and “best known figure” on page 9 and replaced them with the term “recognized figure” on such pages.

3.
We have removed from the Company’s Website the Corporate Overview .   As discussed in our telephone conversation on January 26, 2011, we do not believe that the projects mentioned in that now removed Corporate Overview are currently material to the Company.

Securities and Exchange Commission
February 1, 2011

Item 1 Business Page 2

4.	Page 3 of the Amendment discloses our revenues and net losses for the two most recent years and interim periods, on a summary basis.

5.	Page 2 of the Amendment contains a bolded statement that the Company does not receive any revenues from the creations of Stan Lee while he was employed by Marvel.

The Company’s Strategy, page 3.

6.
Page 3 of the Amendment contains a revision to the second paragraph under “The Company’s Strategy” to clarify what is meant by a “back-end participation” and how the Company may be able to profit from ventures which are not commercially successful.

Projects in Development and Inventory, page 4

7.
As discussed in our January 26, 2011 conversation, the Company’s strategy is put ideas from Stan Lee into a format where we can get various other parties (such as writers, directors, producers or studios) to agree to develop the project at such party’s expense.  The Company considers a project to be “in development” once we have done so and handed the project off to that other party.  At that point, the project has left the control of the Company and is in the purview of another person, namely the other party.  Since the Company does not control the process once it is in the hands of others it is unable to indicate with much, if any, certainty when that project will be produced or the cost that such other party may incur to produce it. Page 4 of the Amendment contains the revisions we believe more reflect the nature of the Company’s operations.

8.	Page 4 of the Amendment explains why the “typical project” has “long odds” of being produced.

9	Page 4 of the Amendment explains why certain concepts in our inventory have not been produced. In addition, we refer you to our response to number 7 above.

Agency Agreement, page 7

10.	The Amendment has deleted the reference to our informal arrangement with CAA , since neither the Company nor CAA have any binding obligations under the arrangement..

The Animated and Live-Action Fantasy Entertainment Industry, page 8

11.
Page 8 of the Amendment revises the last sentence of this subsection to clarify that there can be no guarantee that any of the Stan Lee’s projects for the Company will be produced at all or, if so will be commercial successes like Spider Man, X-Men and Iron Man.

Securities and Exchange Commission
February 1, 2011

Item 1A, Risk Factors Page 9

We depend on our management, page 11

12.
Page 11 of the Amendment states that the Company does not maintain key-man insurance for Mr. Stan Lee, but that the Company does currently hold a key-man policy for Gill Champion with a death benefit of approximately $5 million. The Amendment further indicates that this policy is scheduled to expire on May 22, 2011 and the Company has not determined whether to renew it.

Item 2 Financial Information, page 15

Management’s Discussion and Analysis, page 15.

13.
The Amendment has removed all references to the safe-harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 (“PSLRA”).   However, an explanatory note at the beginning of the Amendment does alert the reader to be cautious about forward-looking statements without making any reference to the availability of any safe harbor or the PSLRA.

Cash Requirement, page 18

14.
Page 9 of the Amendment corrects the heading of the first risk factor by deleting the statement that we will need additional financing to implement our business plan because we do not need additional financing. Consequently, no additional disclosure under “Cash Requirements” is necessary.

Research and Development, page 18

15.
In order to explain more fully the Company’s manner of operation, Page 4 of the Amendment has been revised to explain the process used by the Company to get from concept to production.   Page 18 of the Amendment then explains that once a project is “in development”, control of the development process and the expenses of development are within the purview of an outside party.  The Company does not incur or calculate costs per project, since the expense of developing projects is borne by such outside party not the Company.

Results of Operations, page 19

16.
Pages 19 and 20 of the Amendment explain that revenues from one-time projects are down as the Company has moved from negotiating small one-time projects generating immediate revenue to larger projects that have a longer lead-time before generating revenues. We believe that it will not be useful to more fully discuss these one-time projects since the Company is no longer pursuing such projects.

Securities and Exchange Commission
February 1, 2011

Liquidity and Capital Resources, page 21

17.	Page 21 of the Amendment explains that the Company’s belief that it can make up lost revenue is based on the number of projects that the Company has “in development”.

Critical Account Estimates, page 22

18.	Page 22 of the Amendment revises the description of the Critical Accounting Policies and Estimates.

Security Ownership of Certain Beneficial Owners, page 24

19.
Page 24 of the Amendment shows the recalculation of shares beneficial owned by Stan Lee to include those owned by Joan Lee and the related percentage. In addition, it shows the recalculation of shares beneficially owned by Joan Lee to include those owned by Stan Lee and the related percentage.

Item 5 Directors and Executive Officers, page 25

20.	Pages 25 and 26 of the Amendment contain revisions to each biography to limit it to the information called for by Item 401(e).

Stan Lee Media, Inc. and Related Litigation, page 27

21.	Page 27 of the Amendment explains that the President and Chief Executive Officer of SLM was a party who is unrelated to the Company.

22.	The Amendment deletes the last paragraph and the legal conclusions relating to SLM contained therein.

Item 6, Executive Compensation, page 30

23.	Page 30 of the Amendment indicates that the cumulative financing condition was satisfied on December 31, 2009 with the payment of the Catalyst Investment of $2,500,000.

Securities and Exchange Commission
February 1, 2011

Summary Compensation Table, page 31

24.	Page 30 of the Amendment shows the compensation earned by the named executives in 2009.

25.
Page 30 of the Amendment moves amounts relating to payments for 2009 and the first three months of 2010 with respect to compensation earned prior to 2009, the payment of which was deferred, from the “Salary” column to the “All other compensation” column.

Shares Eligible for future sales, page 33

26.	Page 32 of the Amendment now discloses the number of shares which can be sold in reliance on the safe harbor contained in Rule 144.

December 31, 2009 Financial Statements, page 1

Consolidated Statement of Operations, page 3

27.
Page 11 of the December 31, 2009 Financial Statements (“2009 Financials”) filed with the Amendment contains a new note 10 to disclose the facts and circumstances surrounding the recognition of income from the Life Insurance Proceeds.

Notes to Consolidated Financial Statement, page 6

1. Organization and Summary of Significant Accounting Policies, page 6

Business Activity and Organization page 6

28.	Page 6 of the 2009 Financials filed with the Amendment discusses in Note 1 the formation of QED, its acquisition of intellectual property and the determination of its $0 carrying value.

29.
Page 6 of the 2009 Financials filed with Amendment  provides in Note 1 greater detail regarding QED including that no revenues were generated from its intellectual property in 2009 and that no properties in QED are in development.

Revenue Recognition, page 8

30.
Page 7 of the 2009 Financials filed with of the Amendment  expands the description of our revenue recognition policy to cover revenues received from the multiple sources and combines the advances payable from Silver Creek with the revenue recognition note.

Securities and Exchange Commission
February 1, 2011

5 Concentrations, page 10

31.	Page 10 of the 2009 Financials filed with the Amendment provides additional disclosure in Note 5 regarding customers responsible for over 10% of our revenue for the years-ended 2008 and 2009.

7 Income Taxes, page 10

32.	Page 10-11 of the 2009 Financials filed with of the Amendment contains the income tax disclosure required by ASC 740-10-50.

September 30, 2010 Financial Statements, page 2

Consolidated Balance Sheet, page 2

33.
Page 2 of the September 30, 2010 Financial Statement (the “2010 Interim Financials”)  filed with the Amendment  deletes the balance sheet as of September 30, 2009 and adds the balance sheet of December 31, 2009 in accordance with Rule 8-03 of Regulation S-X.

Notes to Consolidated Finance Statements, page 6

10.  Warrants, page 11

34.
Page 11 of the 2010 Interim Financials filed with the Amendment  contains in Footnote 10 an explanation of how the Company plans to account for the warrants and stock options issued in the first nine months of 2010.

11.  Subsequent Event, page 11

35.	Page 11 of the 2010 Interim Financials filed with the Amendment contains a new Footnote 11 explaining how the Company plans to account for the warrants issued December 2, 2010.

Exhibit 10.1

36.
Exhibit 10.1, including Exhibit “A” is complete as filed.  The Exhibit A to Exhibit 10.1 was meant to be a list of completed scripts at the time of signing the original Silver Creek Agreement.  Since there were none, nothing was listed on or attached to the exhibit page.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 1, 2011

Thank you for your attention to this matter.

Sincerely,

Gill Champion,
President and Chief Executive Officer

cc w/enclosures:
J. Nolan McWilliams
Heather Clark
Jean Yu